[Microcell Telecommunications Inc. logo]

Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec H5A 1K3

November 19, 2004

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Ms. Jennifer Hardy

Re:	Microcell Telecommunications Inc.
Request to Withdraw Registration Statement on Form F-1
File No. 333-110843

Dear Ms. Hardy:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Microcell Telecommunications Inc. (the “Registrant”) hereby respectfully withdraws the above-referenced registration statement on Form F-1 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement relates to 10,875,489 class A restricted voting shares (the “Class A Shares”) or class B non-voting shares (the “Class B Shares”, together with the Class A Shares, the “Shares”) of the Registrant which could have been acquired through the exercise of the Registrant’s Warrants 2005 and Warrants 2008 (collectively, the “Warrants”). On November 5, 2005, Rogers Wireless Inc. (“RWI”) completed its tender offer for all of the outstanding Class A Shares, Class B Shares and Warrants. RWI has undertaken a compulsory acquisition transaction under the Canada Business Corporations Act by which RWI has become the sole owner of all of the Shares. As part of this transaction, on November 18, 2004, all of the Warrants were canceled and the holders of such Warrants became entitled to receive the cash price offered to holders of Shares under the compulsory acquisition transaction, less the exercise price of their Warrants. No securities have been sold in connection with the Registration Statement. Accordingly, the Registrant respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant, or any parent company or majority-owned subsidiary of the Registrant, in accordance with Rule  457(p) promulgated under the Securities Act.

Please provide a copy of the order granting the withdrawal of the Registration Statement by facsimile at (416) 935-2574. If you have any questions with respect to this letter, please call me at (416) 935-2505.

             Sincerely,

MICROCELL TELECOMMUNICATIONS INC.,

By:	/s/ Graeme McPhail
Name: Graeme McPhail
Title: Vice President, Associate General Counsel

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